50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

31 January 2003

03003561

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

By Fax: 1 202 942 9624

24 pages to follow

Re: Rule 12g3-2(b) ***(82-4295)***

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date

Quarterly Report
dated 31 January 2003

Yours faithfully

M P WRIGHT
Executive Director

03 FEB -3 AM 7:21

Herald Resources Limited

QUARTERLY REPORT
FOR THE PERIOD ENDING 31 DECEMBER 2002

CURRENT PROJECTS & HIGHLIGHTS

- Coolgardie (Gold) – Production from high grade Empress ore about to commence
- Dairi (Zinc/Lead) – Pre-feasibility study progressing well
- Meluak (Gold) – Herald sampling identifies potential major new gold discovery

CORPORATE DIRECTORY

Registered and Head Office
Level 3/50 Colin Street
WEST PERTH WA 6005

Tel: (61 8) 9322 2788
Fax: (61 8) 9481 1669
Email: hrl@herald.net.au

Directors
T M Allen (Managing Director)
M P Wright, BBus
G Hutton, BSc(Hons), FAusIMM

Company Secretary/Executive Director
M P Wright

Have you visited our web site?

This is updated regularly with ASX announcements and can be found at

www.herald.net.au

WESTERN AUSTRALIA


PERTH

COOLGARDIE GOLD PROJECT
(Herald 50%)

PRODUCTION

Production from the quarter was as follows:

- 65,969 tonnes of JV ore were milled to produce 1,724 ozs of gold
- 150,426 tonnes of customer ore were toll milled

In Addition:

- Development continued at the Empress mine, with treatment of ore scheduled for February
- Drilling at Empress and Big Blow produced encouraging results
- Since December 2002 the plant has predominantly operated at target levels

Operations

Despite some early setbacks following commissioning which have impacted on year to date production and costs, the Coolgardie Mill is now largely operating to expectations. Upgrades of the gravity concentrators, stripping and crushing circuits were also well advanced at the end of the December quarter.

The Joint Venture is eagerly awaiting the first milling of ore in February from the high grade Empress underground deposit, along with the first significant batch of Lindsays open cut ore.

JV Gold Production (all figures quoted below are 100% JV totals)

Production	*Dec 2002 Quarter*	*Full Year 2002*
JV Ore Treated	65,969 tonnes	116,250 tonnes
Grade	0.94 g/t	1.16 g/t
Recovery	86.3 %	85.7 %
Gold Production	1,724 ozs	3,695 ozs

Apart from mill refurbishment and maintenance costs, project operating costs were within expectations. However, mining at Empress and Lindsays was still in ramp up during most of the quarter. Further, plant performance and weather issues impacted production levels. Hence unit production costs for the quarter are not meaningful. Direct JV operating expenses (excluding capital costs) totalled $4.6M since commencement.

For the quarter 150,426 tonnes of customer material were toll treated.

Development commenced at Empress underground mine in August and had advanced to the orebody on two horizons by year end. Production from the Lindsays open pit commenced in October.

It is planned to continue toll treating customer ore to the end of January, treat Lindsays ore in February and then to continue toll treating customer ore until end of April. A cycle of one month JV ore owner to two months customer ore is expected to be maintained.

EXPLORATION

Empress North

Further underground diamond drilling has better defined portions of the four mineralised structures at Empress North and confirmed ore continuity within the mineralised shoots. Details of intersections are provided in Appendix 1.

Some of the better intercepts were as follows:

10.41m @ 5.93g /t Au
2.34m @ 23.09g/t Au
11.01m @ 6.52g/t Au
8.43m @ 25.17g/t Au
11.84m @ 6.49g/t Au

Big Blow

A further 6 RC holes and 1 core hole were completed for a total of 899m as follow up of encouraging results reported in the previous quarter. All drillholes intersected the steeply dipping lode horizon with best results of:

20.6m @ 1.60g/t Au
9m @ 3.65g/t Au
2m @ 19.9g/t Au

All intercepts from the recent drilling are shown in Appendix 1.

The size of the structure and its favourable alteration and mineralisation style indicates that additional drilling is warranted.

Other Prospects

Perseverance, Flagstaff, Battery, Queen of Sheba and King Solomon are all considered prospective for gold mineralised shoots that could support underground development with some of these to be targeted for drilling in the near future.

N.B. The above information is based on reports provided by MPI Mines Ltd, managers of the Coolgardie Gold Project.

Insert Coolgardie Area

Geology Plan

WESTERN AUSTRALIA

SANDSTONE GOLD PROJECT

EXPLORATION
(Herald 40%, diluting)

Troy Resources NL are fully funding the current exploration programme at no cost to Herald. Herald has elected to has reduce its interest in the Sandstone JV under an agreed dilution formula.

Significant drill results are presented in Appendix 2.

EDALE

Tigermoth North, West and Cessna West

Two vertical RAB holes for 112m were completed over a gravity anomaly northeast of Troy's Tigermoth prospect. One hole (TVR1338) intersected 11m @ 0.97g/t Au associated with quartz stringers in altered basalt. Further drilling is required at this prospect.

A geochemical RAB programme comprising 44 holes for 1009m tested gravity and aeromagnetic structural targets interpreted within a major N-S trending corridor to the west of Troy's Tigermoth and Cessna prospects. Anomalous gold values, with a maximum of 273ppb Au, were intersected in a number of holes and follow up air core drilling is in progress to further evaluate the selected targets.

Hancocks

Ten angled RAB holes for 548m were completed along E-W trending quartz and BIF horizons occurring to the N and NE of the Bulloak mineralisation. Drilling concentrated on areas where earlier reconnaissance rock chip sampling had returned isolated values of up to 9.1g/t Au. Only weak gold anomalism, including 10m @ 0.5g/t Au from 30m in TAR314 and 5m @ 0.48g/t Au from 30m in Tar 310, was intercepted in narrow string quartz zones and chert units.

N.B. The above information is based on reports provided by Troy Resources NL who are managing the Sandstone JV.

WESTERN AUSTRALIA

Insert Sandstone Area Plan

MONTAGUE GOLD PROJECT
(Herald 15%, free carried)

Significant drill results are presented in Appendix 3.

Bulls Eye (M57/99)

The newly discovered Bulls Eye prospect is located at the intersection of the NW striking Xenolith-Rosie Castle trend and the NE trend that hosts the Airport Central high grade shoot. Results confirm the high grade nature of the granodiorite hosted quartz-pyrite veining and included the following high grade intersections:

GRB1580	**5m @ 22.2g/t Au** (37-42m, hole ended in mineralisation)
including	2m @ 47.1g/t Au (37-39m)

Thicket (M57/99)

The Thicket prospect, located 400m west of Bulls Eye, was discovered in previous drilling last quarter. Limited drilling had returned anomalous gold mineralisation north and south of an earlier intersection of 4m @ 3.3 g/t Au. Recent results included **5m @ 3.3 g/t Au** (GRB1594). The mineralisation is open in all directions.

Rosie Camp / Willy Willy (M57/99)

Drilling has identified two sub-parallel gold bearing structures 100m and 250m east of Rosie Castle. Both trends are open in all directions. The best results were at Willy Willy:

GRB1563	**5m @ 5.57g/t Au** (35-40m)

Rosie North (M57/99)

Limited drilling followed up on a previously reported intercept of 5m @ 19.1g/t Au (GRB1450). New results confirm the high grade nature of the prospect which appears to be controlled by a cross cutting structure at the northern end of the Rosie Castle pit.

GRB1551	**8m @ 6.95g/t Au** (25-33m, hole ended in mineralisation)
GRB1611	**6m @ 8.03g/t Au** (15-21m)

Pannikin (M57/98)

Located 200m south of the Montague Boulder open pit, a traverse of RAB holes intersected abundant gossanous quartz veining and encouraging gold mineralisation. Results include:

GRB1518	**8m @ 3.88g/t Au** (35-43m)
GRB1625	**5m @ 7.62g/t Au** (35-40m)

N.B. The above information is based on reports provided by Gateway Mining NL, manager of the Montague JV.

CRATER GOLD PROJECT
(Herald 20%)

No activities were reported by joint venture partner Gateway Mining NL for the quarter.

INTERNATIONAL


MELUAK
DAIRI
BELITUNG
INDONESIA
TIMOR

INDONESIA

DAIRI ZINC/LEAD PROJECT NORTH SUMATRA

Project interests:	Herald	80%
	PT Aneka Tambang	20%

Prefeasibility Study activities continued through the quarter, centred at the **Anjing Hitam shale hosted massive sulphide** deposit where current resources are **10.0Mt @ 15.3% Zn, 9.4% Pb, 14g/t Ag.** Diamond drilling with two rigs was undertaken at Anjing Hitam to the end of December. Several consultant study visits including mine geotechnical, site geotechnical and logistics and transportation took place. In addition a composite core sample was dispatched for further metallurgical testwork which began in December.

It is intended that the overall results of the Prefeasibility Study shall be known by end March, 2003.

Diamond Drilling

The Prefeasibility drilling program is intended to delineate the limits of the Anjing Hitam deposit, to enable revision of resource estimates, and to carry out limited infill drilling to observe any complexity of structure, obtain geotechnical information to assist with preliminary mine planning and provide fresh core samples for further metallurgical testwork.

The program during the quarter has delineated the south-eastern, north-eastern and downdip limits of the Anjing Hitam deposit although thin, high grade mineralisation does persist in places and in several horizons. The holes at the extremities will be geophysically probed to measure downhole EM response and signs of thickening of the conductive horizons. For the time being, work will centre on the mineralisation thus far delineated as forming the basis for the Prefeasibility Study however,

The better intercepts obtained during the quarter included:

SOP76D	**6.2m @ 16.1% Zn, 9.4% Pb**	**Main Horizon**
SOP77D	**21.45m @ 18.2% Zn, 11.5% Pb**	**Main Horizon**
SOP78D	**11.93m @ 20.7% Zn, 10.7% Pb**	**Main Horizon**
SOP85D	**7.55m @ 16.4% Zn, 8.9% Pb**	**Main Horizon**

A full table of holes is appended.

Infill holes have generally provided predictable results on most of the sections. The database is being updated and once the final geological reinterpretation, final results and collar survey is assimilated a resource assessment will be carried out in early February.

Other Studies

The mine geotechnical study is being conducted by Golder Associates personnel from Perth and Jakarta. Several options have been proposed. The study will be finalised by early February and a mining scheme will be drawn up on completion of the resource model.

Site geotechnical studies draw on visual inspection of the ground and relevant core by and assimilation of the database from an accurate ground survey completed in December. Specific drilling would be carried out in feasibility study stage.

Several transportation options are currently being assessed, including upgrade of local roads and linking with the existing national highway to Medan and the modern port of Belawan. Other options involve trucking or part-way barging to the closer west coast port of Singkil Baru.

Regarding power supply, the North Sumatra electricity grid has excess and growing capacity with a new hydro-electric scheme, 40km from Sopokomil, coming on supply in 2004.

Metallurgical testwork is being carried out by the Western Metals Ltd metallurgical research facility at Burnie, Tasmania. Work has been concentrated on a composite sample of representative material while the two main types of mineralisation are also being investigated separately. The desirability for a regrind of rougher flotation concentrates has been noted.

Preliminary indications from the work, prior to further refinement, suggest that 87% Zn recovery into a 56% Zn concentrate and 80% Pb recovery into a 64% Pb concentrate should be possible. **The lead result is a significant improvement on the 2001 testwork** while the zinc is similar. These results are considered quite acceptable for this style of mineralisation.

Tailings from the metallurgical testwork will be subjected to cemented paste fill testwork at the facility of Golder Associates in Brisbane to determine the suitability and likely cement dosage required to return, hopefully, all tailings back underground. This method would have the dual advantage of providing support in stopes and be the most environmentally friendly means of tailings disposal.

Insert Dairi Project Location Plan

Insert
Sopokomil Prospect Cross Section

INTERNATIONAL

MELUAK PROJECT
Regency of Gayo Lues
Sumatra

Herald beneficial interest 100%

A 100% Herald owned subsidiary has been granted a SIPP permit (Prospecting Permit), commencing 1 January 2003, to explore an area of 10,620ha in the Meluak district in the Regency of Gayo Lues. Meluak is 125km north of Herald's Dairi zinc project. The district centres on an agricultural area farmed by ethnic Gayo and Alas people.

Limited reconnaissance has demonstrated the existence, thus far, of a 10km long belt of auriferous deposits in Quaternary (?) volcanics where gold, silver and copper is associated with pervasive vuggy silica alteration and pyritisation. The initial discoveries were made as silicified boulder trains in major creeks and exposures in road cuttings with assays of chips samples from the float ranging up to **9.98g/t Au, 61g/t Ag in Meluak Creek and 27.5g/t Au, 69g/t Ag, 5.1% Cu** in a road cutting near Siongal Ongal village. The gold appears to be micron scale (not visible or pannable) and no known previous workings exist.

The area is adjacent to a main strand of the Sumatran Fault System and is overlain by recent volcanics emanating from the Gunung Kembar volcanic centre and with a basement of Permo-Carboniferous sediments intruded by Jurassic tin(?) granites, in other words a **potentially important poly-metallic centre**. The auriferous deposits are classified as "high sulphidation epithermal".

There is quite conceivably a very close analogy with the **Newmont Mining's Martabe deposits** which are also vuggy silica altered, volcanic hosted and proximal to a Sumatran Fault System strand, ~250km to the SW. The oxidized section of one deposit in the Martabe Group was reported by Normandy in 2001 as containing 27Mt grading 2.2g/t Au, with almost continuous exploration by Newmont since. It is believed to be a multi-million oz gold project and a strong analogy is believed to exist between that and the Newmont operated Yanacocha project in Peru where 2002 reserves contain about 35M oz gold.

A Herald reconnaissance and sampling program at Meluak in 2002, concentrating on the Siongal Ongal district of about 3 x 1.5km, has revealed several areas of silicified volcanic bouldery float, **totalling in excess of 100ha**, in undulating plantation land. The largest area thus far revealed, termed Siongal Ongal Main, **yielded an average of 3.32g/t Au, 77g/t Ag** from 18 boulder chip samples collected from a north-south and an east-west traverse (see diagram).

A program of more detailed reconnaissance is due to commence by end January, 2003 within the farming area.

Herald is considering various funding options for this exciting new project. The possibility of forming a new company, which may also include some Australian projects, is currently being considered. If this proceeds, **Herald shareholders would receive some generous entitlements prior to any initial public offering.**

Insert Meluak Project Geology Plan

BELITUNG TIN PROJECT
BELITUNG ISLAND

Project interests:	Herald Resources Limited	beneficial interest 100%
	PT Timah	NSR tin royalty 5%
		NSR other products royalty 3%

Herald has a cooperation agreement over 2 x KP tenements of about 40,000ha to explore and develop hard-rock tin deposits in the NE part of Belitung, a world-renowned former tin producer.

No field-work was carried out during the quarter and Herald is seeking another investor to fund the next phase of work.

INTERNATIONAL


LOEI
VIETNAM

THAILAND

LOEI ZINC/BARITE PROJECT
LOEI PROVINCE

Project Interest — Herald beneficial interest 80%

No work was conducted at this property during the quarter. Herald is in the process of relinquishing this project.


NEW SOUTH WALES
GULGONG
SPRINGFIELD
MT DAVID
SYDNEY

NEW SOUTH WALES

MOUNT DAVID GOLD/COPPER PROJECT
(Herald 100%)

The 251 km^2 Mount David Project consists of two exploration licences in the Oberon – Rockley – Mount David area of NSW.

No work was carried out during the quarter.

GULGONG GOLD/COPPER PROJECT
(Herald earning 75%)

Herald has a joint venture over a 107km^2 exploration licence, at Gulgong, NSW.

No work was carried out during the quarter. A programme of mapping, soil sampling and RAB drilling has been planned to further test geophysical and structural targets in this project.

SPRINGFIELD GOLD PROJECT
(Herald 100%)

The Springfield Project is contained within an EL of 139 km^2 which is immediately south of and contiguous with the Gulgong EL. The Project contains a previously estimated inferred resource of 1.4Mt at 1.4g/t Au (63,000 oz Au contained) at the Springfield prospect.

A digital database of previous drilling, mapping, geophysics and stream and soil sampling has been compiled to assist in the planning of further exploration.

CAPITAL

CASH POSITION

At the date of this report Herald had cash on deposit of $3.1M.

GOLD PRICE PROTECTION/INCOME GENERATION

At the end of the quarter, Herald held the following positions:

(All prices in $A unless otherwise specified)

TYPE	NO. OF OZS	SELLING PRICE	MATURITY
Gold Forward Sales	58,502	$606	Jan 03 – July 06

M P WRIGHT
Executive Director

NOTE: Sections of the information contained in this report are based on information compiled by or supervised by: Mr B Kirkpatrick BSc, MAusIMM, MAIG, a full-time employee of Herald Resources Limited, who is a Corporate Member of the Australian Institute of Mining and Metallurgy and who has had more than five years relevant experience.

The information in this report that relates to Mineral Resources (Empress) is based upon information compiled by Mr John Rowe, who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Rowe is employed by Mining Project Investors Pty Ltd. Mr Rowe has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and the activity which he is undertaking to qualify as a Competent Person as defined in the 1999 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves" (JORC Code). Mr. Rowe consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.

APPENDIX 1
COOLGARDIE PROJECT
SIGNIFICANT DRILLING INTERCEPTS

Empress North Prospect
Diamond Drilling – Significant Intersections
(>1.0 g/t Au)

Hole No.	Grid East	Grid North	RL	Significant Results (1.0 g/t Au lower cut off grade) From (m)	To (m)	Interval (m)	Grade (g/t Au)	Lode
ED013	No significant results							
ED014	4994.43	9295.91	233.57	**45.85**	**46.33**	**0.48**	**75.60**	**West**
ED016	4998.34	9270.96	249.47	24.02	33.52	9.50	1.87	Granodiorite
ED017	5006.19	9281.80	249.22	**26.70**	**27.22**	**0.52**	**18.40**	**East**
	5004.25	9284.71	250.09	27.22	34.42	7.20	3.26	Granodiorite
	4997.40	9294.99	253.17	**38.05**	**49.25**	**10.41**	**5.93**	**Granodiorite**
	4993.44	9300.87	254.89	**49.86**	**52.20**	**2.34**	**23.09**	**West**
ED020	No significant results							
ED020	5013.93	9295.94	212.46	60.34	60.92	0.58	2.91	East
	5001.28	9300.50	209.23	**76.05**	**76.55**	**0.50**	**67.70**	**West**
ED021	5017.07	9259.61	246.34	3.70	4.03	0.33	4.56	Empress
	4993.28	9267.60	261.88	**27.93**	**38.94**	**11.01**	**6.52**	**Granodiorite**
ED028	5010.19	9312.18	227.18	**65.24**	**73.67**	**8.43**	**25.17**	**East/Grano/West**
ED029	4998.64	9264.68	223.62	1.77	3.87	2.10	4.09	Granodiorite
ED037	5017.48	9307.03	213.73	61.47	61.59	0.12	9.22	East
	5011.24	9310.53	212.21	**63.12**	**74.96**	**11.84**	**6.49**	**Granodiorite**

Big Blow Prospect
RC/Diamond Drilling
Significant Intersections
(>1.0 g/t Au)

Hole No.	Grid North	Grid East	Dip/ Azimuth	Total Depth (m)	From (m)	To (m)	Interval (m)	Grade (g/t Au)	Lode
BB014RD	6571701.27	325439.57	-59/270	95.50	121.20	122.10	0.90	3.90	HW alt'n
					126.00	**146.60**	**20.60**	**1.60**	**Main Lode**
				incl.	130.00	135.00	5.00	2.54	HW alt'n
				incl.	140.00	146.60	6.60	2.51	Main Lode
BB015R	6571821.33	325469.00	-58/270	138.00	52.00	54.00	2.00	2.28	HW Fgd
					109.00	118.00	9.00	anomalous	Main Lode
BB016R	6571781.40	325433.39	-60/270	114.00	76.00	81.00	5.00	2.61	Main Lode
					86.00	87.00	1.00	1.18	FW alt'n
					97.00	98.00	1.00	1.31	FW alt'n
					101.00	102.00	1.00	1.34	FW alt'n
					109.00	110.00	1.00	1.40	FW alt'n
BB017R	6571821.23	325439.81	-60/270	90.00	41.00	44.00	3.00	1.18	HW Fgd
					50.00	51.00	1.00	2.70	HW alt'n
					59.00	**68.00**	**9.00**	**3.65**	**Main Lode**

GOLD

APPENDIX 1
COOLGARDIE PROJECT
SIGNIFICANT DRILLING INTERCEPTS
(Cont'd)

Big Blow Prospect
RC/Diamond Drilling
Significant Intersections
(>1.0 g/t Au)
(Cont'd)

Hole No.	Grid North	Grid East	Dip/ Azimuth	Total Depth (m)	From (m)	To (m)	Interval (m)	Grade (g/t Au)	Lode
BB018R	6571781.56	325459.97	-60/270	150.00	No significant results				
BB019R	6571641.66	325411.19	-60/270	150.00	43.00	47.00	4.00	1.09	HW alt'n
					117.00	122.00	15.00	anomalous	Main Lode
BB020R	6571642.27	325388.45	-65/270	96.00	34.00	37.00	3.00	1.73	HW alt'n
					41.00	**43.00**	**2.00**	**19.90**	**HW vein**
				833.50	80.00	82.00	2.00	anomalous	Main Lode

HW = hangingwall structure
FW = footwall structure
Fgd = granodiorite

Data as supplied by MPI Mines Ltd

GOLD

APPENDIX 2
SANDSTONE PROJECT
SIGNIFICANT DRILLING INTERCEPTS

Tigermoth (North) Prospect
Significant Aircore Intersections
(>0.90 g/t Au)

Hole ID	AMG East	AMG North	Dip/ Azimuth	Depth (m)	From (m)	To (m)	Length (m)	Grade g/t
TVR1338	733452	6891300	-90/00	56	45	50	5*	0.95
					50	55	5*	0.97
					55	56 (EOH)	1	1.04

* Composite Sample

Data as supplied by Troy Resources NL

APPENDIX 3
MONTAGUE PROJECT
SIGNIFICANT DRILLING INTERCEPTS

Montague JV
RAB Drilling - Significant Intersections
(>1.0 g/t Au)

Hole ID	AMG East	AMG North	Dip/ Azimuth	From (m)	To (m)	Width (m)	Grade g/t
Bulls Eye							
GRB1580	6964075	751700	-60/090	37	42	5	22.18*
				37	39	2	47.15
GRB1582	6964050	751715	-60/090	10	15	5	3.33
Thicket							
GRB1594	6964075	751300	-60/090	28	33	5	3.30
Rosie Camp							
GRB1541	6964825	751433	-60/090	30	33	3	1.09*
GRB1542	6964825	751487	-60/270	22	25	3	1.01
Willy Willy							
GRB1563	6964775	751553	-60/090	35	40	5	5.57*
Rosie North							
GRB1551	6964850	751235	-60/090	25	33	8	6.95*
			Includes	25	30	5	9.87
GRB1611	6964825	751245	-60/090	15	21	6	8.03
			Includes	15	18	2	14.57
Pannikin							
GRB1518	6966500	751050	-60/090	35	43	8	3.88*
GRB1625	6966500	751085	-60/270	35	40	5	7.62

* denotes hole ended in mineralisation

Data as supplied by Gateway Mining NL

BASE METALS

APPENDIX 4
DAIRI PROJECT
SIGNIFICANT DRILLING INTERCEPTS

Sopokomil Prospect
Anjing Hitam Area

Hole	Local Grid		Dip/Azimuth (mag)	From (m)	To (m)	Length (m)	Zinc (%)	Lead (%)	Silver (g/t)	Lode
	North	East								
SOP71D	9800	5125	-71/250	131.50	131.92	0.42	17.90	11.00	10	UMH
				142.00	155.47	13.47	21.40	13.68	18	MMH
SOP75D	9475	5225	-60/090	483.15	483.39	0.24	17.60	12.60	51	MMH - Downdip lens-out
SOP76D	9904	4985	-50/250	44.70	46.93	2.23	8.77	4.93	5	UMH
				50.44	56.64	6.20	16.10	9.37	9	MMH
				56.64	65.34	8.70	8.51	9.15	22	LMH?
SOP77D	9904	4985	-77/070	59.30	61.22	1.92	9.41	4.63	6	UMH
				95.45	116.90	21.45	18.20	11.50	12	MMH
SOP78D	9904	4985	-60/160	85.50	90.40	4.90	12.20	6.05	7	UMH
				96.65	108.58	11.93	20.70	10.70	16	MMH
SOP79D	9900	5095	-77.5/070	No significant massive sulphide mineralisation						
SOP80D	10000	5050	-87.5/070	51.65	55.20	3.55	12.00	7.16	10	MMH?
SOP81D	10000	5050	-60/350	48.28	49.83	1.55	10.60	5.80	10	MMH?
				68.70	74.00	5.30	1.89	1.36	26	Jehe vein type
SOP82D	9570	5148	-67.5/075	389.30	389.86	0.56	13.80	6.04	8	MMH - Downdip lens-out
SOP83D	9570	5148	-75/070	Hole Aborted						
SOP84D	9570	5148	-72/081.5	343.60	349.08	5.48	11.60	5.18	2	UMH?
				377.50	379.81	2.31	15.80	10.80	23	MMH
SOP85D	10000	5050	-60/250	21.09	28.00	6.91	7.85	4.75	27	UMH
				63.40	70.95	7.55	16.40	8.88	11	MMH
SOP86D	10100	5200	-60/250	165.45	167.00	1.55	3.69	1.57	25	MMH?
SOP87D	10200	5150	-60/250	No significant massive sulphide mineralisation						